Exhibit 3.6

MANAGEMENT’S DISCUSSION

AND ANALYSIS (MD&A)

For the twelve months ended

December 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012

This Management’s Discussion and Analysis (“MD&A”) provides a discussion and analysis of the financial conditions and results of operations to enable a reader to assess material changes in the financial condition and results of operations as at and for the twelve months ended December 31, 2012. The MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto (“The Audited Annual Consolidated Financial Statements”) of Teranga Gold Corporation (“Teranga” or the “Company”) as at and for the twelve months ended December 31, 2012. The Company’s Audited Annual Consolidated Financial Statements and MD&A are presented in United States dollars, unless otherwise specified, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Additional information about Teranga, including the Company’s Annual Information Form for the fifteen months ended December 31, 2011, as well as all other public filings, is available on the Company’s website at www.terangagold.com and on the SEDAR website (www.sedar.com). The Company’s Annual Information Form for the year ended December 31, 2012 is expected to be filed in March 2013.

FORWARD LOOKING STATEMENTS

Certain information included in this management discussion and analysis, including any information as to the Company’s strategy, projects, exploration programs, joint venture ownership positions, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”.  The words “believe”, “expect”, “will”, “intend”, “anticipate”, “project”, “plan”, “estimate”, “on track” and similar expressions identify forward looking statements. Such forward-looking statements are necessarily based upon a number of estimates, assumptions, opinions and analysis made by management in light of its experience that, while considered reasonable, may turn out to be incorrect and involve known and unknown risks, uncertainties and other factors, in each case that may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Such forward-looking statements are not guarantees of future performance. These assumptions, risks, uncertainties and other factors include, but are not limited to: assumptions regarding general business and economic conditions; conditions in financial markets and the future financial performance of the company; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the supply and demand for, deliveries of, and the level and volatility of the worldwide price of gold or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets, including changes in U.S. dollar and CFA Franc interest rates; risks arising from holding derivative instruments; adverse changes in our credit rating; level of indebtedness and liquidity; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business, as well as other risks and uncertainties which are more fully described in the Company’s prospectus dated November 11, 2010 and in other Company filings with securities and regulatory authorities which are available at www.sedar.com. Accordingly, readers should not place undue reliance on such forward looking statements. Teranga expressly disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

This report is dated as of February 20, 2013. All references to the Company include its subsidiaries unless the context requires otherwise.

The MD&A contains references to Teranga using the words “we”, “us”, “our” and similar words and the reader is referred to using the words “you”, “your” and similar words.

INDEX

Overview of the Business	3

Financial and Operating Highlights	4

Fourth Quarter and Year End Results	4

Outlook 2013	6

Review of Financial Results	7

Review of Operating Results	10

Reserves and Resources	12

Strategy and Market Review	14

Growth Strategy	14

Mine License Reserve Development	14

Regional Exploration	16

Health and Safety	16

Market Review	17

Cash Flow	19

Liquidity and Capital Resources	20

Financial Instruments	20

Contractual Obligations and Commitments	20

Summary of Quarterly Information	22

Risk Factors	23

Contingent Liabilities	23

Critical Accounting Policies and Estimates	24

Change in Accounting Policies	25

Adoption of New Accounting Standards	25

Non IFRS Financial Measures	26

Outstanding Share Data	27

Transactions with Related Parties	27

CEO/CFO Certification	27

OVERVIEW OF THE BUSINESS

Teranga is a Canadian-based gold company which operates the Sabodala gold mine and is currently exploring 10 exploration licenses covering 1,200km2 in Senegal, comprising the regional land package, surrounding the Sabodala gold mine.1 The Sabodala gold mine, the regional land package, and shares held in Oromin Explorations Ltd. (“Oromin) are collectively referred to as the Sabodala Gold Assets.

The Sabodala gold mine, which came into operation in 2009, is located 650 kilometres southeast of the capital of Senegal, Dakar within the West African Birimian geological belt in Senegal where approximately 10 million ounces of gold resources have been discovered over the past six years, and lies about 90 kilometres from major gold mines in Mali.

Management believes that the combination of the Sabodala gold mine and mill and its regional land package, all within trucking distance to the Sabodala mill, provides the basis for growth in reserves and production, resulting in growth in earnings and cash flow per share as new discoveries are made and processed through the Sabodala mill.

Our Mission is to share the benefits with all of our stakeholders through responsible mining. We strive to act as a responsible corporate citizen by building projects together with the communities near our planned operations and by committing to using best available technologies as we carry out our actions. We aim to achieve benefits for all parties involved, and to contribute to the sustainability and improved livelihoods for the communities in which we operate.

Our Vision is to become a preeminent gold producer in West Africa while setting the benchmark for responsible mining.

Phase 1: Become a mid-tier gold producer in Senegal with 250,000 to 350,000 ounces of annual gold production leveraging off the Company’s existing mill and infrastructure

Phase 2: Increase annual gold production to 400,000 to 500,000 ounces via a mill expansion as gold inventories increase.

Demerger from Mineral Deposits Limited (MDL) (“Demerger”)

On November 23, 2010, Teranga completed the acquisition of the Sabodala gold mine and a regional exploration package by way of a demerger from MDL. As part of the demerger certain assets consisting of all of the issued and outstanding shares of Sabodala Gold (Mauritius) Limited, which holds a 90 percent interest in Sabodala Gold Operations SA (“SGO”), the holder of the Sabodala gold mine, and a 100 percent interest in Sabodala Mining Company SARL (“SMC”), an exploration entity which holds the regional land package; all of the issued and outstanding shares of SGML (Capital) Limited; and 18,699,500 common shares of Oromin Exploration Ltd., originally held by MDL, were transferred to Teranga in consideration for the issuance of 200,000,000 common shares of Teranga to MDL (approximately 160,000,000 of such common shares were then in specie distributed to MDL’s shareholders with the remainder retained by MDL) and the assumption of a C$50 million promissory note owing to MDL. Following the completion of the Demerger, the C$50 million promissory note owing to MDL was repaid by Teranga from proceeds of the Initial Public Offering (“IPO”).

Basis of Preparation

The transfer of the Sabodala Gold Assets into the Company is considered a transaction between entities under common control. As such, the Company has presented its financial results on a continuity-of-interests basis whereby the carrying amounts of the Sabodala Gold Assets reflect those previously reported in the financial statements of MDL. Accordingly, the consolidated statement of comprehensive loss for the fifteen months ended December 31, 2011 reflects the corporate activities since incorporation of Teranga on October 1, 2010 and the operations of SGO from November 23, 2010. The production statistics in this MD&A reflect operating results for the 2012 and 2011 calendar years.

1  The Company’s 11th exploration permit, Sabodala North West, was not renewed by the Government in June 2012. The Company has since appealed this decision and is awaiting a response from the Government.

FINANCIAL AND OPERATING HIGHLIGHTS

2012 FOURTH QUARTER AND YEAR END RESULTS

	Three months ended		Twelve months ended	Fifteen months ended
	December 31,		December 31,	December 31,
(US$000’s, except where indicated)	2012	2011	2012	2011
Financial Data	Current	Restated (i)	Current	Restated (i)
Revenue	122,970	58,026	350,520	236,873
Profit/(loss) attributable to shareholders of Teranga	48,781	23,722	79,924	(16,040)
$ per share	0.20	0.10	0.33	(0.07)
Operating cash flow	56,401	7,466	72,447	5,132
Capital expenditures	25,252	27,300	83,250	76,392
Free cash flow [1]	31,149	(19,834)	(10,803)	(71,260)
Cash and cash equivalents	39,722	7,470	39,722	7,470
Net debt[2]	80,434	95,748	80,434	95,748

	Three months ended
	December 31,		Twelve months ended December 31,
Operating Data	2012	2011	2012	2011
Gold Produced (000s ounces)	71,804	36,695	214,310	131,461
Gold Sold (000s ounces)	71,604	34,665	207,814	137,136
Average realized price ($ per ounce)	1,296	1,482	1,422	1,236
Total cash costs ($ per ounce sold)[3]	623	809	627	782
Total depreciation and amortization ($ per ounce sold)[3]	246	235	223	249
Total production costs ($ per ounce sold)[3]	869	1,044	850	1,031

Note (i) The Company adopted changes to certain accounting policies effective January 1, 2012 that have been retrospectively applied to the three and fifteen months ended December 31, 2011. See “Consolidated Financial Statements for the Year Ended December 31, 2012 - Change in Accounting Policies”

1 Free cash flow is defined as operating cash flow less capital expenditures

2 Net debt is defined as total borrowings and total financial derivative liabilities less cash and cash equivalents

3 Total cash costs per ounce, total depreciation and amortization per ounce and total production cost per ounce are non-IFRS financial measures with standard meaning under IFRS. For definitions of these metrics, please see page 25 of this report.

Fourth Quarter Financial and Operating Highlights

•                  Gold revenue for the three months ended December 31, 2012 was $123.0 million compared to $58.0 million in the same prior year period. The increase in gold revenue was mainly driven by higher gold sales. Revenues exclude the impact of realized losses on ounces delivered into forward sales contracts which are classified within losses on gold hedge contracts.

•                  Consolidated profit for the three months ended December 31, 2012 was $48.8 million ($0.20 per share), or 106 percent higher than the same prior year period. The increase in profit and earnings per share were primarily due to an increase in gross profit from a 112 percent increase in revenues.

•                  Operating cash flow for the three months ended December 31, 2012 was $56.4 million, an increase of $48.9 million over the same prior year period. Operating cash flow in the fourth quarter 2012 was positively impacted by higher gold sales.

•                 Capital expenditures were $25.3 million for the three months ended December 31, 2012, $2.0 million lower than the same prior year period mainly due to higher expenditures in 2011 related to the mill expansion which was commissioned in third quarter 2012 partially offset by higher reserve development expenditures in 2012.

•                  Gold production for the three months ended December 31, 2012 was 71,804 ounces, 96 percent higher than the same prior year period due to the processing of higher grade ore combined with higher mill throughput as a result of the completion of the mill expansion.

•                  Gold sold for the three months ended December 31, 2012 totalled 71,604 ounces compared to 34,665 ounces sold in the same prior year period, an increase of 107 percent. Ounces sold during the fourth quarter of 2012 were in line with production for the period.  At December 31, 2012, gold in circuit and gold bullion inventory amounted to 13,221 ounces.

•                  Total cash costs for the three months ended December 31, 2012 were $623 per ounce sold compared to $809 per ounce in the same prior year period, a reduction of 23 percent. The decrease in total cash costs per ounce was mainly due to higher gold ounces produced, partially offset by higher mining and processing costs.

•                  Total production costs per ounce, comprised of total cash costs and depreciation and amortization, were $869 per ounce in the fourth quarter 2012 compared to $1,044 per ounce in the same prior year period.

•                  During the fourth quarter 2012, the average realized gold price was $1,296 per ounce with 33,606 ounces delivered into gold hedge contracts at an average price of $833 per ounce and 37,998 ounces sold at an average spot price of $1,705 per ounce. During the same prior year period, the average realized gold price was $1,482 per ounce with 7,385 ounces delivered into gold hedge contracts at $846 per ounce and 27,280 ounces sold into the spot market at an average spot price of $1,654 per ounce.

•                  The gold forward sales contracts declined during the fourth quarter 2012 to 59,789 ounces at December 31, 2012. Forward sales contracts have declined by an additional 21,684 ounces to 38,105 ounces at January 29, 2013 and are scheduled to be fully extinguished by June 2013. In total, forward sales contracts outstanding have declined by 136,395 ounces since December 31, 2011.

Full Year Financial and Operating Highlights

•                  Gold revenue for the twelve months ended December 31, 2012 was $350.5 million compared to gold revenue of $236.9 million for the fifteen months ended December 2011. The increase in gold revenue was driven by higher gold sales and spot gold prices.  Revenues exclude the impact of realized losses on ounces delivered into forward sales contracts which are classified within losses on gold hedge contracts.

•                  Consolidated profit for 2012 was $79.9 million ($0.33 per share) up from a loss of $16.0 million ($0.07 loss per share) during the fifteen months ended December 31, 2011. The increase in profit was primarily due to an increase in gross profit from higher revenues, lower regional exploration expenditures and lower gold hedge losses, partly offset by a non-cash impairment charge recorded in 2012, related to an available for sale financial asset.

•                  Operating cash flow for the twelve months ended December 31, 2012 was $72.4 million compared to $5.1 million during the fifteen months ended December 31, 2011. Operating cash flows in 2012 benefitted from an increase in gross profit and lower regional exploration expenditures.

•                  Capital expenditures for 2012, excluding reserve development expenditures, were $52.9 million, higher than the revised guidance of $50 million, and $9.2 million lower than the fifteen months ended December 31, 2011. Capitalized reserve development costs for the year were $30.4 million, higher than the revised guidance of $25 million, and $16.0 million higher than the fifteen months ended December 31, 2011. The increase over 2011 was the result of a focus on expanding resources within the Sabodala pit and converting resources to reserves.

•                  Gold production for the year was within guidance, of 210,000 — 225,000 ounces, at 214,310 ounces, 63 percent higher than the twelve months ended December 31, 2011 due to higher grade ore processed.

•                  Gold sold for the year was 207,814 ounces, an increase of 52 percent over the twelve months ended December 31, 2011. Ounces sold during 2012 were lower than produced due to an increase in gold in circuit and gold bullion inventory of 6,496 ounces to 13,221 ounces.

•                  Total cash costs for 2012 were within guidance, of $600 - $650 per ounce, at $627 per ounce sold compared to $782 per ounce for the twelve months ended December 31, 2011, a reduction of 20 percent.  The decrease in cash costs was mainly due to higher ounces produced.

•                  Total production costs, comprised of total cash costs and total depreciation and amortization, for the year were $850 per ounce sold, down from $1,031 per ounce sold for the twelve months ended December 31, 2011.

•                  Realized gold price for 2012 was $1,422 per ounce sold compared to $1,236 per ounce sold for the twelve months ended December 31, 2011. The higher realized gold price for 2012 reflects a lower percentage of gold delivered into forward sales contracts due to the buyback of 52,105 ounces during the second quarter of 2012, as well as higher gold prices in 2012.

Outlook 2013

		Year ending December 31,
		2012	2013
		Actuals	Guidance Range
Operating results
Ore mined	(‘000t)	5,915	4,000	-	4,500
Waste mined	(‘000t)	22,962	31,000	-	32,000
Total mined	(‘000t)	28,877	35,000	-	36,500
Grade mined	(g/t)	1.98	1.40	-	1.60
Strip ratio	waste/ore	3.9	7.00	-	7.75
Ore milled	(‘000t)	2,439	3,300	-	3,400
Head grade	(g/t)	3.08	2.00	-	2.15
Recovery rate	%	88.7	89.0	-	91.0
Gold produced	(oz)	214,310	190,000	-	210,000
Gold sold	(oz)	207,814	190,000	-	210,000
Total cash cost (incl. royalties)(1)(2)	$/oz sold	627	650	-	700
Total production cost(1)	$/oz sold	850	950	-	1,000
Mining (cost/t mined)		2.71	2.50	-	2.70
Milling (cost/t milled)		20.39	19.00	-	20.00
G&A (cost/t milled)		6.16	5.00	-	6.00

Mine production costs	$millions	145.8	170.0	-	180.0

Capital Expenditures
Mine site	$millions	52.9	20.0	-	25.0
Capitalized reserve development	$millions	26.1	5.0	-	10.0
Gora development costs
Mobile equipment	$millions	—	30.0	-	35.0
Site development	$millions	4.3	15.0	-	20.0
Total Gora development costs	$millions	4.3	45.0	-	50.0
Capitalized deferred stripping(2)	$millions	N/A	35.0	-	40.0
Total Capital Expenditures	$millions	83.3	105.0	-	125.0

Exploration (expensed)	$millions	16.7	10.0	-	15.0

Administration expense	$millions	17.9	15.0	-	20.0

Hedge close-outs / deliveries	(oz)	136,395	59,789

1 Total cash cost per ounce and total production cost per ounce are non-IFRS financial measures with no standard meaning under IFRS. For definitions of these metrics, please see page 26 of this report

2 For 2013, reflects the impact of adoption of a new IFRS standard for deferred stripping.  Please see page 25 of this report.

Material assumptions

Material assumptions or factors used to forecast production and costs include:

•                  Gold price: $1,600 per ounce

•                  Exchange rates:

•                  $1.05USD: $1AUD

•                  $1USD: 0.002West African Franc (XOF)

•                  $1.30USD: €1.00

•                  Fuel prices:

•                  Light fuel oil: $1.10/litre

•                  Heavy fuel oil: $1.05/litre

Other important assumptions include the following: Any political events are not expected to impact operations, including movement of people, supplies and gold shipments; grades and recoveries will remain consistent with the life-of-mine plan to achieve the forecast gold production; no unplanned delays in or interruption of scheduled production from Sabodala mine; and availability of mining equipment due to overruns on scheduled major component replacements planned for the year.

Sensitivity

		Hypothetical	Impact on total
	2013 Assumption	Change	cash costs	Impact on profit
Gold Revenue	$1,600/oz	$100/oz	n/a	$20M
Gold Total cash costs
Gold Price Effect on Royalties[1]	$1,600/oz	$100/oz	$3/oz	$0.6M
Brent Crude Oil Price	$100/bbl	$10/bbl	$27/oz	$4.8M
EUR exchange rate	1.3:1	10%	$47/oz	$9.7M

1 Assumes a 3% royalty payable to the Senegalese government

REVIEW OF FINANCIAL RESULTS

	Twelve months	Fifteen months
	ended December	ended December
	2012	2011
(US$000’s)	Current	Restated (i)
Revenue	350,520	236,873
Cost of sales	(179,323)	(148,812)
	171,197	88,061

Exploration and evaluation expenditures	(16,657)	(31,659)
Administration expenses	(17,931)	(13,448)
Share based compensation	(4,694)	(12,411)
Finance costs	(7,789)	(2,946)
Losses on gold hedge contracts	(15,274)	(47,943)
Gains/(losses) on oil hedge contracts	(427)	2,203
Net foreign exchange (losses)/gains	(2,574)	4,486
Impairment of available for sale financial asset	(11,917)	—
Other income	36	848
Profit/(loss) before income tax	93,970	(12,809)
Income tax benefit	115	92
Profit/(loss) for the period	94,085	(12,717)
Profit/(loss)attributable to non-controlling interest	14,161	3,323
Profit/(loss) attributable to shareholders of
Teranga	79,924	(16,040)
Basic earnings/(losses) per share	0.33	(0.07)

Revenue

Gold revenue for the twelve months ended December 31, 2012 was $350.5 million compared to gold revenue of $236.9 million for the fifteen months ended December 31, 2011. The increase in gold revenue was driven by higher gold sales and spot gold prices. Revenues exclude the impact of realized losses on ounces delivered into forward sales contracts which are classified within losses on gold hedge contracts.

Cost of Sales

	Twelve months	Fifteen months ended
	ended December 31	December 31,
	2012	2011
(US$000s)	Current	Restated (i)
Mine production costs	145,831	126,125
Depreciation and amortization	52,660	40,077
Royalties	10,491	7,035
Rehabilitation	36	9
Inventory movements	(29,695)	(24,434)
Total cost of sales	179,323	148,812

Cost of sales for 2012 totalled $179.3 million and consists of mine production costs, depreciation and amortization, royalties, rehabilitation costs and inventory movement costs. This compares with cost of sales for the fifteen months ended 2011 of $148.8 million.

Mine production costs for 2012 totalled $145.8 million compared with $126.1 million for the fifteen months ended December 31, 2011. Higher mine production costs were due to higher mining and processing activity.  Total mine site cash production costs for 2013 are expected to rise by between $30 and $35 million compared to 2012 due to an increase in mining (up 24 percent) and processing (up 37 percent) rates as detailed in the Review of Operating Results section of this report. However, reported total cash costs for 2013 are expected to rise marginally to between $650 and $700 per ounce sold due to the adoption of a new accounting standard for deferred stripping (IFRIC 20) that results in approximately $75 to $100 per ounce being capitalized to deferred stripping net of inventory movement costs.

Depreciation and amortization for the year totalled $52.7 million compared with $40.1 million for the fifteen months ended December 31 2011. On a gross cost basis, depreciation was higher in 2012 due to higher gold sales as many of the Company’s fixed assets are depreciated using the units of production method of depreciation. In addition, depreciation was higher in fourth quarter 2012 with the commissioning of the plant expansion in third quarter 2012. Depreciation and amortization expense for 2013 are expected to increase to between $65 and $70 million due to the additional mobile equipment and added depreciation associated with the mill expansion and deferred stripping.

Royalties for the year totalled $10.5 million, $3.5 million higher than the fifteen months ended December 31, 2011, mainly due to higher gold sales. Royalties are calculated based on 3 percent of the average spot price of gold for the period rather than the average price realized by the Company.

Inventory movements for 2012 resulted in a reduction to cost of sales of $29.7 million compared to $24.4 million for the 15 months ended December 31, 2011, mainly due to higher ounces mined than processed. During 2012, the Company mined 376,185 ounces compared to 214,310 ounces produced.

Exploration and Evaluation

Exploration and evaluation expenditures for 2012 totalled $16.7 million, $15.0 million lower than the fifteen months ended December 31, 2011, reflecting regional exploration costs incurred during the year related to drill programs as well as target identification work. The higher costs in 2011 reflect reserve definition drilling at the Gora deposit completed in early 2012. Exploration and evaluation expenditures were lower than the plan of $20 million as Management refocused its efforts on the expansion and conversion of resources to reserves within the Mine License in fourth quarter 2012. Exploration expenses for 2013 are expected to decrease compared to 2012. The largest cost item continues to be drilling which includes diamond (DD), reverse circulation (RC), and rotary air blasting (RAB). The plans for the regional exploration program are outlined below in “Strategy and Market Review”. If a discovery is made, exploration expenditures may rise above the planned amount.

Administration

Administration expenses for 2012, which includes costs of the corporate and Dakar offices as well as community and social responsibility costs (“CSR”), were $17.9 million, $4.5 million higher than the fifteen months ended December 31, 2011. The higher costs in 2012 reflect the buildup of the corporate office, higher legal costs and ongoing CSR activities. In 2013, the Company expects to maintain similar levels of expenditure, with the majority of the costs being budgeted for the Toronto and Dakar offices, relating to employee costs which will include the new Technical Services department, legal and accounting, while the remainder is allocated for corporate social responsibility costs.

Share based compensation

During 2012, a total of 3,580,000 common share stock options were granted to directors, officers, employees and consultants, all at an exercise price of $3.00, and 4,058,055 common share stock options were cancelled. No stock options were exercised during the twelve month period ended December 31, 2012. The estimated fair value of stock options is amortized over the period in which the options vest which is normally three years, however under IFRS the accelerated method of amortization is applied to stock based compensation which results in about 70 percent of the cost of the stock options being expensed in the first year of grant, 25 percent in the second year and 5 percent in the third year. For those options which vest on single or multiple dates, either upon issuance or upon meeting milestones (the “measurement date”), the entire fair value of the vesting options is recognized immediately on the measurement date.

Of the 17,139,167 common share stock options issued and outstanding as at December 31, 2012, 16,964,167 vest over a three-year period and 175,000 vest based on achievement of certain milestones. The fair value of options that vest upon achievement of milestones will be recognized based on our best estimate of outcome of achieving our results..

Management continuously refines employee compensation packages to ensure that the Company is able to hire and retain the best employees available. In the third quarter 2012, the Company introduced a new Fixed Bonus Plan to further augment the Company’s compensation package to provide improved compensation flexibility to be able to hire and retain the best employees.  The Fixed Bonus Plan Units issued under this plan are not convertible into Company stock and are simply redeemed by way of cash payment by the Company.

During 2012, a total of 1,440,000 Fixed Bonus Plan Units, at an exercise price of $3.00 per unit, were granted to employees. No Fixed Bonus Plan Units were forfeited or exercised during the period. Fixed Bonus Plan Units granted are fair valued at the end of each reporting period using the Black-Scholes option pricing model.

Finance Costs

Finance costs for 2012 of $7.8 million reflect interest costs related to the outstanding bank and mobile equipment loans, amortization of capitalized borrowing costs, political risk insurance relating to the project finance facility and bank charges. Finance costs were higher than the fifteen months ended December 31, 2011 due to higher debt balances and higher interest costs on borrowings.  Finance costs for 2013 are expected to be comparable to 2012.

Gold Hedge Contracts

The loss on gold hedge contracts totalled $15.3 million for the twelve months ended December 31, 2012 resulted from an increase in the spot price of gold from December 31, 2011 by $108 per ounce of gold.  The total mark-to-market loss of the remaining 59,789 ounces of gold under gold hedge contracts recorded as a financial derivative liability decreased to $51.5 million due to the reduction in forward sales contracts outstanding by 114,711 ounces during 2012. The average forward price of the remaining contracts of $803 per ounce is marked to the year end spot price of $1,664 per ounce. If deliveries are not accelerated, the forward sales contracts are expected to be extinguished by June 2013.

The hedge contracts were required as part of the project finance facility with Macquarie Bank Limited (the “Project Finance Facility”) that was put in place to construct the Sabodala Mine. The Project Finance Facility was initially repaid on September 30, 2010, however the gold hedge contracts still remained in place. In the second quarter 2012, proceeds of $60 million were received from Macquarie Bank Limited by way of an amendment to the existing Project Finance Facility, a portion of which was used to settle 52,105 ounces of hedge contracts scheduled for delivery in 2012. This loan is repayable on or before

June 30, 2014. The obligations under the hedge contracts are expected to be extinguished by June 2013 or earlier if the Company chooses to accelerate deliveries.

Oil Hedge Contracts

The loss on oil hedge contracts totalled $0.4 million for 2012 resulted from a decrease of $7 per barrel over the December 31, 2011 spot price of oil. The overall mark-to-market of the remaining barrels of fuel oil outstanding at a hedge price of $70 per barrel decreased due to the delivery of 80,000 barrels during 2012, reducing the number of barrels outstanding at year end to 20,000 barrels. The financial derivative asset of the remaining 20,000 barrels, totalled $0.5 million at December 31, 2012 at a spot price of $92 per barrel.

The Company’s oil hedge contracts are based on the West Texas Intermediate spot oil price, however site fuel costs are based on the Brent crude spot oil price. Our oil hedges were less effective throughout 2012 because of a difference between the two exchanges. The Company may consider entering into new oil hedge contracts, if Management deems the terms appropriate to reduce exposure to crude oil price volatility.

Net Foreign Exchange Gains and Losses

The Company generated foreign exchange losses of $2.6 million for the twelve months ended December 31, 2012 primarily related to realized losses from the Sabodala gold mine operating costs recorded in the local currency and translated into the US dollar functional currency.

Impairment of Available for Sale Financial Asset

As of June 30, 2012 Oromin’s share price traded 56 percent lower than the share price at the date of acquisition and 52 percent lower than at the beginning of the year. As a result of the continuous decline in the share price, the Company recognized a non cash impairment loss of $11.9 million on the Oromin shares during the second quarter 2012.

REVIEW OF OPERATING RESULTS

		Three months ended December 31,		Twelve months ended December 31,
		2012	2011	2012	2011
			restated		restated
Operating results
Ore mined	(‘000t)	2,038	1,715	5,915	3,973
Waste mined	(‘000t)	5,274	4,736	22,962	21,818
Total mined	(‘000t)	7,312	6,451	28,877	25,791
Grade mined	(g/t)	2.04	1.50	1.98	1.39
Ounces mined	(oz)	133,549	82,710	376,185	177,362
Strip ratio	waste/ore	2.6	2.8	3.9	5.5
Ore milled	(‘000t)	725	604	2,439	2,444
Head grade	(g/t)	3.40	2.10	3.08	1.87
Recovery rate	%	90.7	89.8	88.7	89.5
Gold produced (1)	(oz)	71,804	36,695	214,310	131,461
Gold sold	(oz)	71,604	34,665	207,814	137,136

Average price received	$/oz	1,296	1,482	1,422	1,236
Total cash cost (incl. royalties)(2)	$/oz sold	623	809	627	782

Mining (cost/t mined)		3.1	2.5	2.7	2.3
Milling (cost/t milled)		19.9	17.3	20.4	16.8
G&A (cost/t milled)		6.4	6.2	6.2	5.8

Note (1) Gold produced represents change in gold in circuit inventory plus gold recovered during the period

Note (2) Cash cost per ounce is a non-IFRS financial measure with no standard meaning under IFRS

Total tonnes mined for the three months ended December 31, 2012 were 13 percent higher compared to the same prior year period due to increased fleet capacity and improved productivity in the mining operation.

Total tonnes mined for 2012 were 12 percent higher than the twelve months ended December 31, 2011 and 4 percent higher than planned. Ore tonnes mined were lower than plan but at better grades resulting in similar ounces mined compared to plan. In estimating 2011 year end reserves, Management lowered the capping level on high grade intersections, resulting in an underestimation of grade in this area of the ore body. In addition, better dilution control in the pit led to better grades mined than plan. Drilling and loading availabilities in 2012 benefited from the addition of three new blast hole drill rigs, four new haul trucks, and the implementation of better maintenance practices, resulting in improved loading and hauling efficiencies from improved availability of the mobile equipment fleet.

Ore tonnes mined in 2013 will primarily come from mining of Phases 2 and 3 of the Sabodala pit. Mining rates are expected to increase in 2013 with the addition of five new haul trucks and one shovel. Two of the new haul trucks arrived in late 2012 and were commissioned in early January 2013, while the balance of three trucks and the shovel are expected to be commissioned in the second quarter of 2013. The additional mobile equipment is expected to maintain a 200,000 ounce production level from the Sabodala Mine License.

Unit mining costs for 2012 were higher than plan and higher compared to the prior year periods mainly due to higher fuel consumption from longer haul distances and higher costs for blasting consumables. Unit mining costs for 2013 are expected to be comparable to 2012. Higher consumption of blasting consumables enabling better fragmentation for processing is expected to be offset by shorter hauling distances from mining in Phases 3 which is at a higher elevation in the Sabodala pit.

Gross mining costs are expected to increase with the additional mobile equipment expected to be commissioned in the first and second quarters of 2013 to facilitate higher mining rates. During the third and fourth quarters of 2012, the Company experienced delays in the delivery of tires which negatively impacted waste stripping activities in Phase 3 of the Sabodala pit. The Company has since entered into negotiations with new tire suppliers to mitigate any further supply disruptions. Management believes that the addition of new suppliers should ensure that mining activities in 2013 are not impacted, however tire costs are increasing.

Ore tonnes milled for the three months ended December 31, 2012 were 20 percent higher than the same prior year period mainly due to an increase in mill capacity as a result of the completion of the mill expansion. Mill throughput for the fourth quarter was lower than plan due to the ramp up and optimization of the new crushing circuit which was part of the mill expansion, as well as higher than expected wear rates in transfer chutes and feeders in the crushing circuit. The majority of these issues were rectified during a comprehensive planned shutdown in January 2013.

Mill throughput for the twelve months ended December 31, 2012 was similar to the same prior year period, as an increase in the milling capacity with the completion of the mill expansion in the third quarter 2012, was offset by lower throughput rates from harder ore processed in 2012 compared to the softer material that was available in 2011. Compared to budget, mill throughput for 2012 was approximately 20 percent lower than plan due to delays in commissioning the crushing circuit as part of the mill expansion.  Transfer chute design upgrades and the addition of more durable liners in the high wear points through the plant are planned for 2013.  These changes are anticipated to help reduce the frequency and duration of unplanned downtime allowing the design targets to be achieved.

Unit processing costs for the twelve month period ended December 31, 2012 were 21 percent higher than the same prior year period due to processing of harder ore which led to higher consumption of heavy fuel oil (“HFO”) used for power generation, higher costs and consumption of grinding media, and higher costs for reagents, partly offset by lower HFO prices. Unit processing costs in 2013 are expected to decrease slightly to between $19 and $20 per tonne benefiting from the expansion of the mill, but will also be negatively impacted by higher consumption of reagents and grinding media due to harder ore milled.

Unit general and administration costs for 2012 are comparable to the same prior year period. Unit general and administrative costs in 2013 are expected to decline with higher tonnes processed.

Gold production for the year was within guidance, of 210,000 — 225,000 ounces, at 214,310 ounces, 63 percent higher than the twelve months ended December 31, 2011 due to higher grade ore processed. The mined grade in 2012 was 1.98 gpt compared to 1.39 gpt in the same prior year period, while processed grade in 2012 was 3.08 gpt versus 1.87 gpt during the twelve months ended 2011. As with any open pit operation, the mining rate exceeds the processing rate to ensure adequate ore feed at all times. As a result, the highest grade material is processed and the lower grade material is stockpiled for processing later in the mine life.  Gold production for 2013 is expected to total between 190,000 to 210,000 ounces.5  Higher throughput from the expansion of the mill during 2012 is expected to partially offset lower grades processed in 2013. Teranga has stated objectives of reaching mid-tier producer status in the near term with annual gold production of 250,000 to 350,000 ounces and establishing a 200,000 ounce annual production base at Sabodala is crucial in this growth strategy.6

During the year, 62,606 ounces were delivered into forward sales contracts at an average price of $832 per ounce, representing 30 percent of gold sales for the year. 145,208 ounces of gold were sold into the spot market at an average price of $1,677 per ounce resulting in an average realized price for the year of $1,422 per ounce. During the same prior year period, 137,136 ounces were sold at an average realized price of $1,236 per ounce with 61,000 ounces delivered into forward sales contracts at $846 per ounce representing 44 percent of gold sales for the period and 76,136 ounces sold at an average spot price of $1,548 per ounce. The lower percentage of gold sales into forward

5  This production target is based on proven and probable reserves only

6  This production target is based on proven and probable reserves only sales contracts in 2012 was due to the buyback of 52,105 ounces of forward sales contracts due for delivery in 2012 as part of a $60 million two-year Loan Facility with Macquarie Bank Limited. As of December 31, 2012, 59,789 ounces remain to be delivered into forward sales contracts at an average price of $803 per ounce.

Total cash costs for the three months ended December 31, 2012 were $44.6 million compared to $28.0 million in the same prior year period. Total cash costs for the three months ended December 31, 2012 were $623 per ounce sold compared to $809 per ounce in the same prior year period, a reduction of 23 percent. The decrease in total cash costs per ounce was mainly due to higher gold ounces sold, partially offset by higher mining and processing costs.

Total cash costs for the twelve months ended December 31, 2012 were $130.3 million or 22 percent higher than the same prior year period due to higher mine production costs and higher royalties. On a per ounce sold basis for the fiscal year total cash costs were in line with guidance at $627 per ounce sold compared to $782 per ounce for the twelve months ended December 31, 2011. This reduction of 22 percent was mainly due to higher processed grades.  Beginning in 2013, the Company will report cash costs, adjusted for the adoption of a new mandatory IFRS standard (IFRIC 20) for capitalization of a portion of production phase stripping costs when certain benefits accrue to the Company from the stripping activity. Total mine site cash production costs for 2013 are expected to rise by between $30 and $35 million compared to 2012 due to an increase in mining (up 24 percent) and processing (up 37 percent) rates. However, reported total cash costs for 2013 are expected to rise marginally to between $650 and $700 per ounce sold mainly due to lower ore grades, mitigated by the adoption of IFRIC 20 that result in approximately $75 to $100 per ounce being capitalized to deferred stripping net of inventory movement costs.

Total production cost per ounce, including total cash costs and depreciation and amortization, were $850 per ounce sold compared to $1,031 per ounce for the twelve months ended December 31, 2011, a reduction of 18 percent primarily due to higher gold sales.

RESERVES AND RESOURCES

The proven and probable mineral reserves for the Sabodala and Niakafiri deposits were based on the Measured and Indicated resources that fall within the designed pits. The bases for the reserves are consistent with the Canadian Securities Administrators National Instrument 43-101 (“NI 43-101”) report. The design for the open pit limits, related phasing and long term planning for the Sabodala open pit were updated from assay and drilling results as at August 20, 2012. Updated resource block models were completed for Sabodala and Gora deposits.

The updated Sabodala pit design is larger than the 2011 design. The new design uses similar geotechnical parameters as in past designs and uses a slightly higher gold price for the Lerchs-Grossman (LG) pit optimization routine to reflect the three year trailing average gold price. Mining phases were designed similarly to the previous designs, where the mine sequencing is based on accessing the high grade MFE through successive phases to balance waste stripping and optimize cash flow.

The updated Gora pit design and reserve estimate was based on the LG pit optimizer and geotechnical pit wall assumptions similar to the Sabodala pit, however, a higher cut-off was used to reflect the ore haul to Sabodala. Dilution and ore recovery estimates were based on an estimated minimum mine width of 4 metres with separability optimized for 5 metre benches in ore and 10 metres benches in waste.

The Niakafiri pit design remains unchanged from 2011.

The total proven and probable mineral reserves at December 31, 2012 are set forth in Table 2 below, and are based on a $1,500 gold price.

Table 1: Resources Estimate

	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Sabodala	28.06	1.24	1.12	31.47	0.96	0.97	59.53	1.09	2.09
Sutuba	—	—	—	0.50	1.27	0.02	0.50	1.27	0.02
Niakafiri	0.30	1.74	0.02	10.50	1.10	0.37	10.70	1.12	0.39
Gora	0.49	5.27	0.08	1.84	4.93	0.29	2.32	5.00	0.37
Total	28.85	1.32	1.22	44.31	1.16	1.65	73.05	1.22	2.87

	Inferred
	Tonnes	Grade	Au
Area	(Mt)	(g/t)	(Moz)
Sabodala	12.36	0.87	0.35
Niakafiri	7.20	0.88	0.21
Niakafiri West	7.10	0.82	0.19
Soukhoto	0.60	1.32	0.02
Gora	0.21	3.38	0.02
Diadiako	2.90	1.27	0.12
Majiva	2.60	0.64	0.05
Masato	19.18	1.15	0.71
Total	52.15	1.00	1.67

Table 2:  Reserves Estimate

	Proven			Probable			Proven and Probable
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Deposit	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Sabodala	6.55	1.5	0.315	11.07	1.24	0.443	17.62	1.34	0.758
Sutuba	—	—	—	0.37	1.40	0.017	0.37	1.40	0.017
Niakafiri	0.23	1.69	0.013	7.58	1.12	0.274	7.81	1.14	0.287
Gora	0.57	4.07	0.074	1.53	4.27	0.21	2.1	4.22	0.284
Stockpiles	7.32	1.02	0.24	—	—	—	7.32	1.02	0.24
Total	14.67	1.36	0.642	20.56	1.43	0.944	35.23	1.40	1.586

Notes:

1)            CIM definitions were used for Mineral Reserves.

2)            Mineral Reserve cut off grades for Niakafiri are 0.35 g/t Au for oxide and 0.50 g/t Au for fresh.

3)            Mineral Reserve cut off grade for Sabodala, Sutuba and Gora is 0.50 g/t Au.

4)            Gold price of USD 1,500 per ounce used.

5)            Proven include stockpiles which total 7.32 Mt at 1.02 g/t Au for 0.24 Mozs.

6)            Sum of individual amounts may not equal the total due to rounding.

The technical information contained in this Report relating to the mineral reserve estimates within the Sabodala, Sutuba, Niakafiri and Gora deposits and the Stockpiles, is based on information compiled by Julia Martin, P.Eng., MAusIMM (CP), a full time employee with AMC Mining Consultants (Canada) Ltd., is independent of Teranga, is a “qualified person” as defined in NI 43-101 and a “competent person” as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms. Martin has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms Martin has reviewed and accepts responsibility for the reserve estimates disclosed above. Ms Martin has consented to the inclusion in the report of the matters based on her information in the form and context in which it appears in this Report.

The technical information contained in this Report relating to the mineral resources is based on information compiled by Ms. Patti Nakai-Lajoie, who is a Member of the Association of Professional Geoscientists of Ontario.  Ms. Patti Nakai-Lajoie is full time employee of Teranga and is not “independent” within the meaning of National Instrument 43-101.  Ms. Patti Nakai-Lajoie has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms. Patti Nakai-Lajoie is a “Qualified Person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects.and she consents to the inclusion in the report of the matters based on her information in the form and context in which it appears in this Report.

The technical information contained in this Report relating to exploration results is based on information compiled by Mr. Martin Pawlitschek, who is a Member of the Australian Institute of Geoscientists.  Mr. Pawlitschek is a consultant of Teranga and is not “independent” within the meaning of National Instrument 43-101.  Mr. Pawlitschek has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Mr. Pawlitschek is a “Qualified Person” in accordance with NI 43-101 and he consents to the inclusion in the report of the matters based on his information in the form and context in which it appears in this Report.

STRATEGY AND MARKET REVIEW

Growth Strategy

The Company has outlined a two-stage growth plan.

Phase 1: Become a mid-tier gold producer in Senegal with 250,000 to 350,000 ounces of annual gold production leveraging off the Company’s existing mill and infrastructure.

Phase 2: Increase annual gold production to 400,000 to 500,000 ounces via a mill expansion as gold inventories increase.

The Company’s objective is to increase reserves and production which in turn should increase earnings and cash flow per share, through both internal exploration discoveries and strategic acquisitions. The Company has and will continue to devote significant resources to exploring its land package with a view of leveraging the existing mill and infrastructure, which was recently expanded from a nominal capacity of 2 million tonnes per annum (“Mtpa”) to approximately 4 Mtpa. The Company expects to produce between 190,000 to 210,000 ounces in 2013, confirming the 200,000 ounce production base crucial to the Company’s growth trajectory.4

In the third quarter of 2012, the Company added depth to its management team to focus on growth. Alan Hill was appointed Executive Chairman, formerly Chairman and Chief Executive Officer and Richard Young was appointed President and Chief Executive Officer, formerly President and Chief Financial Officer. Mark English was also promoted to Vice President, Sabodala Operations, formerly Manager, Sabodala Gold Operations. In addition, Navin Dyal and Paul Chawrun were appointed Vice President and Chief Financial Officer and Vice President, Technical Services, respectively.

A technical services team has been established at the corporate office in Toronto to focus on optimizing strategic growth initiatives and to provide technical support to our operations.

Technical support for the growth initiatives includes resource modelling for existing mine licence (ML) prospects including the Sabodala pit, strategic optimization of the regional land package, engineering support for potential project development, evaluating merger and acquisition (M&A) targets and corporate reporting for resources and reserves.

Technical support for our existing operations includes engineering and geology for the development of the Gora project, continual improvement initiatives at our operations and technical support for site specific projects.

Gora Development

At the Gora deposit, a combination of receipt of final assays, re-modelling and application of geo-statistics resulted in an increase in the Measured and Indicated Resource to 374,000 ounces of gold at 5.0 gpt. Technical and environmental work continued during 2012 and has progressed to initiate the permitting process in the first quarter of 2013.

Gora is planned to be operated as a satellite to the Sabodala mine with limited local infrastructure and development. Ore will be hauled to the Sabodala processing plant by a dedicated fleet of trucks and processed on a priority basis, displacing Sabodala feed as required.

Mining by open pit methods will produce approximately 500,000 tonnes of ore per year for four years, with a grade ranging from 2.8 gpt to 4.9 gpt with an average mined feed grade of 4.22 gpt gold, for a total mineral reserve of 285,000 ounces of gold.5 Metallurgical testing has revealed that Gora ore has similar properties to the Sabodala ore body and therefore blending will not impact overall gold recovery.

A series of environmental and pre-development technical studies as well as local consultation have been undertaken to support the development proposal.

The project capital cost is estimated to be $45 to $50 million. The primary cost is the purchase of the mobile equipment fleet, which will be utilized as part of Teranga’s long term mine plan upon completion of Gora. Additional costs include installation of the required infrastructure and project execution costs.

Total cash costs for Gora are estimated to average $675 to $700 per ounce sold on a life-of-mine basis. The Project economics based on the proposed operating scenario and a discount rate of 5 percent return an after tax net present value (NPV 5 percent) of $105 million and an internal rate return (IRR) of 69 percent.6

Mine License (ML) Reserve Development

The Sabodala Mine License covers 33 km2 and, in addition to the mine related infrastructure, contains the Sabodala, Masato, Niakafiri, Niakafiri West, Soukhoto and Dinkokhono deposits.

Total reserves as of December 31, 2012 on the ML were 33.13 million tonnes at 1.22 gpt totalling 1.30 million ounces, a decrease of 235,000 ounces or 15 percent. Since the updated reserves reflect drill assay results

4  This production target is based on proven and probable reserves only. Based on existing proven and probable reserves, this annual production rate would equate to an approximate 8 year mine life

5  This production target is based on existing proven and probable reserves only.

6   Gold price assumed is $1,500 per ounce.

through August 2012, all drill results after August 20, 2012 will be included in an updated reserve in 2013.

As at August 20, 2012, Measured and Indicated Resources at Sabodala increased by approximately 0.7 million ounces to 2.1 million ounces, a 43 percent increase over Measured and Indicated Resources as at December 31, 2011, before production.

Drilling in 2012 successfully extended the Masato mineralized limits to the south and down dip onto Teranga’s ML defining approximately 700,000 ounces of Inferred Resource.

The overall objective of the ML exploration program is to extend the life of mine, at a production rate of approximately 200,000 ounces per year at grades between 1.5 and 2.0 gpt, to the year 2020 to 2025, which would result in a 10 to 15 year mine life since the IPO in 2010.7  While we had targeted to reach this reserve level by mid-2013, based on our exploration results in 2012 and the plan to drill more of our high potential areas on the ML in 2013, it will likely require at least another year to extend the mine life to at least 2020 and beyond at current production rates.

In 2012, we drilled 104,400 metres at a cost of $26 million on the ML. The original ML budget was $20 million for 2012 but was expanded during the year to follow up on positive drill results at Sabodala.

Sabodala — Main Flat Extension (MFE) / Lower Flat Zone (LFZ)

The Sabodala Pit optimization work completed in the first quarter of 2012, based on the high grade drill results from the fourth quarter of 2011, defined a projected pit shell that included the LFZ at depth. More than 75,000 metres of drilling was completed at Sabodala in 2012 to define this section of the ore body.

Drilling targeted the MFE immediately adjacent to the current ultimate pit, as well as the LFZ located below and to the north of the MFE, confirming the continuation of these zones. The targeted zones are positioned between 250 metres and 450 metres below the surface. The MFE and LFZ remain open down plunge and to the northwest.

The MFE down dip to the SW and SE of the existing open pit operations at Sabodala was also successfully drilled in 2012. These targets range from 60 metres to 250 metres below the surface and are open down dip.

Drilling is currently underway from within the pit to test the MFE as it dips to the north and in more shallow areas along the perimeter to the west and east of the current pit. If the mineralization in the extended areas of the known MFE is not sufficient to support the economics of a larger pit, a separate underground analysis will be undertaken in 2013 on the LFZ where a majority of the increase in Measured and Indicated Resources were defined in the September 1, 2012 update.

Waste dump condemnation drilling to the SE of the Sabodala open pit encountered a zone of mineralization within the general trend of the NW Shear projected to the SE near to the base of Sambaya Hill. Drilling late in the year targeted this area and results are pending.

The 2013 drill program for Sabodala is expected to be completed in the first quarter of 2013. At that time Management will assess the economics of both a larger open pit as well as evaluate an underground development option in the LFZ.

Conversion of a large portion of these resources to open pit reserves will likely require higher gold prices as the orientation of both the MFE and LFZ appear to be more steeply dipping than originally anticipated, negatively affecting the economics of an enlarged pit shell.

Niakafiri

Expectations are to increase reserves and resources in 2013 at Niakafiri. A drill program is planned at the Niakafiri deposit immediately below the current open pit reserve to further delineate mineralization at depth, where the deposit remains open at 200 metres. In addition, drilling will target the area immediately to the north where the remainder of the resource has been defined, and pending positive results, potentially expand the Niakafiri reserves estimate to include this area. Drilling is planned to begin in the second quarter 2013 pending community discussions.

Niakafiri West and Soukhoto

Gold mineralization at Soukhoto and Niakafiri West is hosted in multiple shallow dipping zones with more steeply dipping high-grade zones located in crossing structures. The Soukhoto and Niakafiri West targets are positioned from 30 metres to 200 metres below surface. Niakafiri West remains open to depth.

Masato

The Masato deposit outcrops on the neighbouring Oromin Joint Venture Group (“OJVG”) property to the east of the ML approximately 2 kilometres from the Sabodala mill. The OJVG has defined an open pit mineable reserve at Masato. The deposit has a strike length of over 2 kilometres. Gold is hosted in a shear zone that strikes north and sits immediately east of the Teranga/OJVG property boundary in the main deposit area.

Dinkokhono

The Dinkokhono deposit is part of the Niakafiri Shear system located about 1 kilometre north of the Niakafiri deposit. Some of the mineralization defined by earlier drilling is included in the Inferred Resource reported from Niakafiri. Drilling in 2012 was intended to infill previous

7  This exploration target is not a Mineral Resource. The potential quality and grade is conceptual in nature and there has been insufficient exploration to define a Mineral Resource. It is uncertain if further exploration will result in the determination of a Mineral Resource.

drilling and test for crossing structures, however, this was deferred to 2013.

Mamasato

Drilling in 2012 established the continuation of the Mamasato deposit located directly across the boundary on the OJVG property onto the Sabodala ML. Gold mineralization is contained in veins with variable strike orientations. Additional drilling is planned to delineate this potential resource in 2013.

Regional Exploration

We continue to methodically explore our large regional land package (RLP) and are in the process of systematically building a pipeline of prospects. Unlike other West African nations, Senegal is a relative newcomer to gold mining and exploration and we look forward to discovering world-class deposits and establishing Senegal as a regional mining leader.

We currently have 10 exploration permits encompassing approximately 1,200 km2 of land surrounding the Sabodala ML (33 km2 exploitation permit).8 Over the past 24 months, with the initiation of a regional exploration program on this significant land package, a tremendous amount of exploration data has been systematically collected and interpreted to prudently implement follow-up programs. Targets are therefore in various stages of advancement and are then prioritized for follow-up work and drilling. Early geophysical and geochemical analysis of these areas has led to the demarcation of at least 40 anomalies, targets and prospects and we expect that several of these areas will ultimately be developed into mineable deposits. Through 2012 we were able to identify some key targets that though early stage, display significant potential. However, due to the sheer size of the land position, the process of advancing an anomaly through to a deposit takes time as it is imperative that work is done systematically.

During 2012 we completed 62,500 metres of RAB drilling, 42,300 metres of RC and 2,400 metres of diamond drilling on 25 of our anomalies and targets, at a cost of $20 million. Highlights from the 2012 drilling program are:

•                  The discovery of a new prospect at Tourokhoto-Marougou with a minimum strike length of 1,200 metres.

•                  Identification of significant mineralization from RAB drilling at Saiensoutou extending for at least 1,400 metres in strike length.

A 4,500 metre program of infill RC drilling commenced at Marougou in the fourth quarter of which 2,900 metres were completed at the end of the year. The program was designed to infill drill on 200 metres spaced lines to establish the continuity of the mineralization discovered earlier in the year. The remainder of the program will be completed in the first quarter of 2013.

On the non-drilling front significant developments on key targets include:

•                  Receipt of assays for detailed termite mound sampling over the Soreto and Diabougou prospects. This work highlighted that the artisanal mine workings in the area which extend for over one kilometre in strike length are part of a 4 kilometres long gold anomaly coincident with a north east trending shear system.

•                  Receipt of multi-element geochemistry for detailed termite mound sampling over the Nienyenko prospect. This work highlighted an extensive alteration-related multi-element footprint centred on the known gold anomalies and mineralization previously identified in trenches, thus significantly enlarging the potential size of the prospect.

•                  First pass data collection was completed at Garaboureya, consisting of termite mound geochemistry, mapping, rock chip sampling and acquisition of high-resolution aeromagnetics. This data resulted in the delineation of a significant gold anomaly coincident with a permissive structural setting. Interpretation work is continuing to define the drilling testing program on this target for 2013.

The program for 2013 has been budgeted and will focus on fast-tracking work on our current priority targets at Nienyenko, Soreto, Diabougou, Tourokhoto-Marougou and Saiensoutou. Other targets will be followed up as work progresses on the RLP. A minimum budget of $20 million is allocated for the combined exploration programs on the RLP and ML. Additional funding is available and will be allocated on a priority basis for prospects with clear potential for reserves definition.

Beyond the current RLP, the Company is focused on acquiring additional exploration licenses in Senegal. The Company also expects to augment its internal growth by strategic acquisitions of companies or assets including operating assets that have growth potential or attractive exploration packages initially in Senegal but ultimately elsewhere in West Africa.

Health and Safety

Health and safety is a constant and overriding priority at Sabodala. It truly comes first in all regards and everyone is continuously reminded to consider safety first. Each daily meeting begins with a safety report and every site report whether it is daily, weekly, monthly, or yearly begins with safety. We are emphatic about keeping health and safety top of mind.  The Operational Health and Safety (OHS) program has undergone a complete review in 2012. OHS management plans have been completed to address the four key areas of the business: Administration, Operations, Exploration, and Construction.  A strong focus was placed on proactive, people-based safety management systems and the guidance documentation to achieve this has been completed. As Teranga continues to develop the

8  The Company’s 11th exploration permit, Sabodala North West, was not renewed by the Government in June 2012. The Company has since appealed this decision and is awaiting a response from the Government.

occupational health and safety programs there will be a strong focus for these programs to penetrate into the workforce.

Market Review — Impact of Key Economic Trends

Source:  http://www.lbma.org.uk

The price of gold is the largest factor in determining our profitability and cash flow from operations. During 2012, the average market price of gold was $1,669 per ounce, with gold trading between a range of $1,540 and $1,792 per ounce based on the London PM Fix gold price. This compares to an average of $1,572 per ounce during 2011, with a low of $1,319 and a high of $1,895 per ounce.

The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macro-economic factors that are beyond our control including, but not limited to, currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. In 2012, due to a continuation of concerns over global economic growth, geopolitical issues, sovereign debt and deficit levels, and continuing accommodative monetary policies put in place by many of the world’s central banks, particularly those in the major economies including the U.S., Japan, China and the European Union, gold has continued to attract investor interest through its role as a safe haven investment, store of value and alternative to fiat currency.

Gold prices also continue to be influenced by trends in global mine production and the impact of central bank activities with a growing number of banks showing interest in gold as a reserve asset. Central banks, which had previously been net sellers of gold for several years until they became net buyers in 2010, continued to increase purchases which were up more than 17 percent in 2012 compared to 2011. This was primarily driven by very low sales by signatories to the Central Bank Gold Agreement (CBGA). As of December 31, 2012 the CBGA had sold only 5 tonnes of gold below the annual average of 385 tonnes over the 2000-2009 period, and continued buying by central banks outside of the Central Bank Gold Agreement in order to diversify their foreign exchange holdings.9

While the gold market is affected by fundamental global economic changes, we are also aware that the market is strongly impacted by expectations, both positive and negative. We appreciate that institutional commentary can affect such expectations. As such, the priority of Teranga is to execute on our short and near term goals, effective management of the Sabodala operations and exploration program to increase production and reserves which should translate into growth in earnings and cash flow per share.

Source:  http://www.eia.gov/

Fuel costs for power generation and operation of the mobile fleet are the single largest cost to the Sabodala mine. Fuel purchased to operate the power plant and mobile equipment fleet totalled $46 million in 2012 or approximately 35 percent of operating costs.

The Sabodala operation is located in remote southeastern Senegal and it is necessary to generate our own power. Six, 6 megawatt Warstila (diesel generator engines) provide power for the operations. In 2012, the operations consumed approximately 20 million litres of HFO. This equates to approximately $0.21/kwhr, which is less than the cost of grid electricity in industrialized Senegal.

Sabodala consumes Brent crude oil and we forecast that in 2013 we will expend approximately 50 million litres of oil. The Company hedged a portion of its exposure to fuel costs by hedging its exposure to crude oil prices. The Company hedged 20,000 barrels of oil per quarter through March 31, 2013. Management may enter into further oil hedge contracts should the price and terms be deemed acceptable.

The spot WTI crude oil price has moved above the hedge contract price which has been favourable for Teranga. However, since establishing the hedge contract, a wider price gap has emerged between WTI and Brent, with 2012

9  Source:  Thomson Reuters GFMS

year end Brent and WTI prices at approximately $110 per barrel and $92 per barrel, respectively. This has meant that the hedge contracts have been less effective as Sabodala consumes Brent crude oil rather than WTI crude oil.

Source:  http://www.oanda.com/

A portion of operating costs and capital expenditures of Sabodala gold mine operations are denominated in currencies other than US dollars. Historical accounts payables records demonstrate that the Company has an approximate 75 percent EUR exposure via West African CFA Franc, which is pegged with the EUR and also directly with the EUR.

Throughout 2012, the Euro currency experienced continued volatility due to the ongoing debt crisis. The year opened with credit downgrades to several of the key players in debt crisis while Spain and Cyprus became the fourth and fifth Eurozone countries requesting a bail out. Anti-austerity protests across Europe took place, demonstrating that Eurozone stability measures were not widely supported. During September of 2012, the European Central Bank announced an unlimited sterilization bond-buying program whereby the central bank purchased bonds, but concurrently took money out of circulation to control the money supply. Being the primary backer to many of the stabilization measures, Germany was often resistant to the measures. However, a September German court ruled in favour of supporting the European Stability Mechanism, renewing confidence in the Eurozone’s ability to recover from the crisis.

Generally, as the US dollar strengthens, the EUR and other currencies weaken, and as the US dollar weakens, the EUR currency strengthens. All of the Company’s production comes from its operations in Senegal therefore costs will continue to be exposed to foreign exchange rate movements. The Company continues to monitor currency exposure on an ongoing basis and will implement a hedging strategy if deemed appropriate.

CASH FLOW

	Twelve months ended	Fifteen months ended
	December 31,	December 31,
(US$000s)	2012	2011
Cash flow
Operating	72,447	5,132
Investing	(79,458)	(113,522)
Financing	39,678	115,262
Effect on exchange rates on holdings	(415)	598
Change in cash and cash equivalents during period	32,252	7,470

Cash and cash equivalents - beginning of period	7,470	—
Cash and cash equivalents - end of period	39,722	7,470

Note (1) Cash and cash equivalents exclude restricted cash and cash held investments of longer than 90 days

Operating Cash Flow

Operating cash flow for the twelve months ended December 31, 2012 was $72.4 million compared to $5.1 million in the fifteen months ended December 31, 2011. Operating cash flows in 2012 benefitted from higher gross profit, as a result of higher sales.

Investing Cash Flow

	Twelve months ended	Fifteen months ended
CAPITAL EXPENDITURES (US$000s)	December 31, 2012	December 31, 2011

Mine site capital expenditures	52,875	62,033
Capitalized reserve development	26,086	14,359
Development capital	4,289	—
Total capital expenditures	83,250	76,392

Net cash used in investing activities for the twelve months ended December 31, 2012 was $79.5 million, compared to $113.5 million in the fifteen month ended December 31, 2011. The decrease reflects lower mine site capital expenditures due to completion of the mill expansion, offset by higher capitalized reserved development on the ML and higher development capital for Gora. The amounts presented in the fifteen-month period includes the repayment of the C$50 million promissory note due to MDL from proceeds of the IPO, net of cash received on acquisition of the Sabodala Gold Assets.

Capital expenditures for 2013, including capitalized deferred stripping, are expected to total between $105 and $125 million.  It is estimated that $20 to $25 million will be spent on capital expenditures at Sabodala which mostly relate to mobile equipment to expand the mining rate, a new tailings storage facility, new airstrip and community relations projects. The cost to construct the Gora satellite deposit is estimated between $45 and $50 million, including $30 to $35 million for mobile equipment and $15 to $20 million to construct a road to the Sabodala mill and site development costs. The timing of expenditures at Gora is dependent on the timing of receipt of permits. The Environmental Impact Assessment and Technical Study for the Gora deposit are expected to be submitted in first quarter 2013 for review by the Government of Senegal.

The capitalized mine reserve development budget for 2013 is expected to total $5 to 10 million. This budget includes the continuation of the resource expansion and conversion program on the mine license. Capitalized deferred stripping costs are expected to be between $35 and $40 million related to waste stripping activities capitalized within the Sabodala pit under a new accounting standard under International Financial Reporting Standards (IFRS).  For a description of this new standard, please see page 25 of this Report.

Financing Cash Flow

Net cash provided by financing activities for the twelve months ended December 31, 2012 was $39.7 million compared to net cash provided by financing activities of $115.3 million in the fifteen months ended December 31, 2011. Net cash provided by financing activities in 2012 included the drawdown of the loan facility of $60 million received at the end of the second quarter 2012, partially offset by repayments of the finance lease facility of $16.8 million. Financing cash flows in 2011 includes proceeds from the IPO, net of issuance costs, partially offset by repayments of the finance lease facility of $10.8 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s liquidity continues to improve, even as it extinguishes its hedge book, with $39.7 million in cash, cash equivalents in addition to 6,409 ounces in bullion inventory at December 31, 2012. The gold forward sales contracts declined during 2012 to 59,789 ounces as at December 31 2012. Forward sales contracts have declined by an additional 21,684 ounces to 38,105 ounces at January 29, 2013 and are scheduled to be fully extinguished by June 2013. In total, forward sales contracts outstanding have declined by 136,395 ounces since December 31, 2011.  Management believes that the higher cash balance, extinguishment of the hedge book and 200,000 ounces of production level at Sabodala are expected to be sufficient to support the Company’s minimum operating requirements without the need for additional equity financing.

During the fourth quarter 2012, the Company purchased additional mining equipment to increase the mining rate in the Sabodala pit in the amount of $13.4 million, of which approximately $6 million was spent in 2012. The equipment is intended to be financed by a new equipment lease facility with Macquarie Bank Limited (“Macquarie”) which is expected to be finalized in the first quarter of 2013. The new facility is expected to provide $50 million of equipment financing and will be used to refinance the existing Société Générale lease facility at a margin significantly lower than the current bank loan.

In addition, the Company continues to review the merits of various debt facilities to provide additional flexibility to execute its growth strategy. Such incurrence of debt may be in the form of one or more borrowings of bank or other similar loans. There can, however, be no assurance that the Company will find the terms on such debt reasonable and therefore may not put a new facility in place.

The Company has counterparty risk relating to advances provided to suppliers as well as to receivables from the sale of gold bullion. The cash and cash equivalents are invested in short-term Term Deposits issued by Canadian banks and in sovereign debt. The Company has adopted a strategy to minimize its credit risk by substantially investing in sovereign debt issued by Canadian Agencies, Provinces and the Federal Government of Canada. A minimal cash amount is held with the Senegal banks.

Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks — including liquidity risk, credit risk, currency risk, market risk, interest rate risk and price risk — through a risk mitigation strategy. Teranga does not acquire or issue derivative financial instruments for trading or speculation.

A condition of the Project Finance Facility provided by Macquarie Bank Limited was the establishment of gold forward sales contracts and oil energy swaps to manage exposure to commodity price risk.

Following a restructure late in 2008, a total of 399,000 ounces of gold was committed forward for delivery between May 2009 and August 2013 at an average delivery price of $826 per ounce. Deliveries into the hedge position of 339,211 ounces have reduced the hedge balance to 59,789 ounces at December 31, 2012 and 38,105 ounces at January 29, 2013. The mark-to-market at the reporting date spot price of $1,664 per ounce was in a loss position of $51.5 million.

The Company has a hedge agreement with respect to the oil price in order to manage its exposure to commodity risk. The Company hedged 80,000 barrels per annum for four years commencing April 1, 2009 at a flat forward price of $70 per barrel. At December 31, 2012, the remaining 20,000 barrels were hedged with a mark-to-market gain of $0.5 million at the reporting date spot price of $92 per barrel.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Working capital requirements

The Company’s working capital requirements primarily relate to the mining costs of extracting ore from the Sabodala gold mine and then the costs involved in processing the ore to remove the gold, before the gold itself is sold.

As at December 31, 2012, the Company had the following payments due on contractual obligations and commitments:

	Payments Due By Period (US$M)
	Total	< 1 year	1-3 years	4-5 years	>5 years
Mining Fleet Lease Facility(1)	10.5	10.5	—	—	—
2 -Year Loan Facility(2)	60.0	—	60.0	—	—
Exploration commitments(3)	27.6	2.3	25.3	—	—
Government of Senegal payments(4)	5.1	5.1	—	—	—
Plant expansion(5)	0.6	0.6	—	—	—
Mining equipment supply contract(6)	7.3	7.3	—
Total	111.1	25.8	85.3	—	—

(1) In 2010, an amended facility was concluded with a new limit of $27.8 million to provide for the acquisition of additional mining equipment associated with the Sabodala expansion ($15.1 million) and the re-gearing of existing equipment ($2.2 million). During the year ended December 31, 2011, the Company finalized the expansion of the mobile equipment loan with Société Générale by an additional $12.8 million.  The amended facility contains a quarterly repayment schedule concluding with the final payment on September 30, 2013. The facility is currently drawn down to $10.5 million.

(2) Reflects a 2-Year Loan Facility concluded with Macquarie in June 2012.  The Loan Facility bears interest of LIBOR plus a margin of 10 percent and shall be repaid on or before June 30, 2014.

(3) Reflects the exploration permits, licenses and drilling contracts committed to by the Company.

(4) Comprises $4.0 million, to which an annual interest rate of 6 percent applies, payable to the Government of Senegal relating to the historical cost of acquiring the Mine License.  Subsequent to year end, full payment was made to the Government of Senegal.

(5) Represents amounts to be paid for the Sabodala mill expansion over the next 12 months.

(6) During the third quarter of 2012, the Company finalized a contract to purchase additional mining equipment. The equipment is intended to be financed by a new equipment lease facility with Macquarie which is expected to be finalized during the first quarter of 2013.

Sabodala Operating Commitments

The Company faces the following operating commitments in respect of the Sabodala gold operation:

Pursuant to the Company’s Mining Concession, a royalty of 3 percent is payable to the Government of Senegal based on the value of gold shipments, evaluated at the spot price on the shipment date.

$425,000 per annum is payable for social development of local authorities in the surrounding Tambacounda region during the term of the Mining Concession.

$30,000 per year is payable for logistical support of the territorial administration of the region from date of notification of the Mining Concession.

$200,000 per year of production is payable for training of Directorate of Mines and Geology officers and Mines Ministry.

$4.0 million plus interest is payable to the Government of Senegal pursuant to terms included in the Sabodala Mining Licence at date of grant. The Company paid this amount along with the accrued interest subsequent to year end.

SUMMARY OF QUARTERLY INFORMATION

		2012				2011
CALENDAR QUARTERS		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results
Ore mined	(‘000t)	2,038	655	2,105	1,117	1,715	1,008	759	491
Waste mined	(‘000t)	5,274	6,242	5,130	6,316	4,736	5,085	5,538	6,459
Total mined	(‘000t)	7,312	6,897	7,235	7,433	6,451	6,093	6,297	6,950
Ore processed	(‘000t)	725	650	491	573	604	582	650	608
Gold produced	(oz)	71,804	55,107	45,495	41,904	36,695	27,082	33,388	34,296
Gold sold	(oz)	71,604	62,439	38,503	35,268	34,665	27,575	35,407	39,490
Average price received	$(/oz)	$1,296	$1,290	$1,608	$1,712	$1,482	$1,174	$1,083	$1,199
Cash cost	$(/oz sold)	$623	$594	$645	$673	$809	$928	$802	$639
Financial Results (US’000)
Revenue	$(’000)	122,970	105,014	62,010	60,526	58,026	46,678	54,066	55,067
Cost of sales	$(’000)	63,302	51,033	33,083	31,905	25,755	33,133	38,517	35,638
Profit/(loss) attributable to shareholders of Teranga	$(’000)	48,781	21,336	12,590	(2,783)	27,733	(24,808)	(14,413)	6,457
Operating cash flow	$(’000)	56,401	150	(12,989)	28,885	7,466	(12,025)	(9,821)	20,013
Profit/(Loss) per share		$0.20	0.09	0.05	(0.01)	0.10	(0.10)	(0.06)	0.03

Our quarterly operating results in 2012 reflect the investment made in the Sabodala mine to increase the amount of material mined and processed.

The increase in the quarterly mining rates in 2012 reflect the investment in four haul trucks, three drills and implementation of better maintenance practices.

The higher quarterly processing rate in the final two quarters of 2012 reflects the benefit of the completion of the mill expansion in the third quarter of 2012, partially offset by harder ore in 2012 compared to 2011 which negatively impacted throughput rates.

Higher gold production reflects the impact of better grades as mining in the higher grade area of Phase 2 began in the fourth quarter of 2011 and continued throughout 2012.

Average realized price varied with the percentage of gold sales into forward sales contracts that varied on a quarter by quarter basis, as well as, fluctuations in the spot price of gold.

Cash costs declined as gold sales increased. Higher mining and processing costs were more than offset by higher grade material processed, resulting in lower total cash costs per ounce.

Our financial results for the last eight quarters, particularly for 2012, reflect a trend of increasing gold production and sales which has translated into increasing revenues, profits and earnings per share, and operating cash flow.

RISK FACTORS

Teranga believes that there are some risk factors that can have a material effect on the profitability, future cash flow, earnings, results of operations, stated reserves and financial condition of the Company. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of Teranga’s common shares could decline and all or part of any investment may be lost. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations, prospects, financial condition, results of operations or cash flows.

Please see Teranga’s current Annual Information Form (“AIF”) for the year ended December 31, 2011 for additional risk factors that should be considered by anyone considering investing in Teranga. The 2012 AIF is expected to be filed in March 2013.

CONTINGENT LIABILITIES

The Company confirmed directly or via its holding subsidiaries that it will continue to provide financial support to its subsidiaries to enable them to meet their obligations as they fall due for a period of not less than 12 months.

Subsequent to year-end in January 2013, Sabodala Mining Company SARL (“SMC”) received a tax assessment from the Senegalese tax authorities claiming withholding tax of approximately $6 million on payments made to foreign providers. We have reviewed the assessment with our legal counsel and are confident that they are primarily without merit. This matter is still being reviewed and considered with the Tax authorities in Senegal and Teranga is committed to paying all taxes deemed legitimately due. SMC responded to the tax assessment in February 2013 challenging all of it except for approximately $50,000 relating to withholding taxes on payments made in 2008.

In December 2012, Sabodala Gold Operations SA (“SGO”) received a tax assessment from the Senegalese tax authorities claiming withholding taxes of approximately $6 million on amounts considered as distributions, contribution of land built properties, withholding tax on salaries and withholding tax on payments made to foreign providers.  SGO responded to the tax assessment including evidence supporting treatment of withholding taxes in accordance with the General Tax Code in Senegal. We have reviewed the assessment with our legal counsel and are confident that they are without merit and that these issues will be resolved with no or an immaterial amount of tax due.

During the year 2011, SGO received a tax assessment from the Senegalese tax authorities claiming withholding taxes of approximately $24 million relating to interest paid to SGML Capital under the Mining Fleet Lease facility, director’s fees and services rendered by offshore companies. SGO responded to the tax assessment including evidence supporting treatment of withholding taxes in accordance with the General Tax Code in Senegal. In January 2012 the tax assessment was re-confirmed by the Senegalese tax authorities. We have reviewed the alleged breaches identified by the Senegalese tax authorities with our legal counsel and are confident that they are without merit and that these issues will be resolved with no or an immaterial amount of tax due. As a result, in February 2012 SGO filed a notice to refer the tax assessment to arbitration in accordance with Senegalese laws. The arbitration ruling is appealable to International Chamber of Commerce of Paris. To date, Senegalese authorities have failed to respond to our requests for a resolution on this matter.

In January 2012 the Official Journal of the Republic of Senegal issued notice of a new financial act that would impose a 5 percent “contribution” on the sale of products from mines and quarries. In April 2012, SGO received an official request by the tax authorities in Senegal, followed by a follow-up request in May 2012, for payment of 5 percent of gold sales completed in March pursuant to this new financial act. SGO has challenged the assessment under this new 5 percent tax citing the fiscal stability provisions included in its Sabodala Mining Convention, based on the opinions received from both national and international counsel. In fourth quarter 2012, the Government of Senegal issued a second assessment relating to gold sales during the second quarter. Should this issue not be resolved with the Government of Senegal, we can appeal the government’s decision to apply the tax to the International Chamber of Commerce of Paris pursuant to our rights under our Sabodala Mining Convention. During the third quarter 2012, the Government of Senegal began enforcement measures against all mining companies impacted by this new tax on mining products. As of the date of this report, the Government of Senegal has collected a total of $850,000 from the Company in partial satisfaction of amounts assessed to June 30, 2012. The potential impact to the Company’s earnings and total cash costs is approximately $11.6 million and $60 per ounce of gold sold, respectively, for the twelve months ended December 31, 2012. The Company’s Consolidated Statement of Comprehensive Income/(Loss) do not reflect this potential impact as Management believes that the special contribution tax should not apply to SGO given the fiscal stability provision in its mining convention. The Company continues to challenge the validity of the application of this tax to Sabodala Gold Operations given fiscal stability protections in its Mining Convention and anticipates that a resolution of the matter will be reached with the Government in due course.

It is Management’s intention to work with the Senegalese authorities in order to find a mutually agreeable solution that respects our overall fiscal stability rights included in our Mining Convention. Teranga’s vision is to grow its business in Senegal with the Government. The Company plans to work with the Government to help address some of Senegal’s immediate financial needs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following are critical judgments that management has made in the process of applying accounting policies that have the most significant effect on the amounts recognized in the financial statements:

Fair value of derivative financial instruments

Management assesses the fair value of the Company’s financial derivatives in accordance with the accounting policy stated in Note 4 to the Annual Consolidated Financial Statements. Fair values have been determined based on well-established valuation models and market conditions existing at the reporting date. These calculations require the use of estimates and assumptions. Changes in assumptions concerning interest rates, gold prices and volatilities could have significant impact on comprehensive income due to the change in the fair value attributed to the Company’s financial derivatives. When these assumptions change or become known in the future, such differences will impact asset and liability carrying values in the period in which they change or become known.

Ore reserves

Management makes estimates of the Company’s ore reserves based upon information compiled by Competent Persons as defined in accordance with the Canadian Code for Reporting Mineral Resources and Ore Reserves and Qualified Persons as defined in NI 43-101, which is similar to the Australian standards. The estimated quantities of economically recoverable reserves are based upon interpretations of geological models and require assumptions to be made regarding factors such as estimates of short and long-term exchange rates, estimates of short and long-term commodity prices, future capital requirements and future operating performance. Changes in reported reserve estimates can impact the carrying value of property, plant and equipment, provision for rehabilitation obligations, the recognition of deferred tax assets, as well as the amount of depreciation and amortization charged to the income statement.

Units of production

Management makes estimates of recoverable reserves in determining the depreciation and amortization of mine assets. This results in a depreciation/amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. The calculations require the use of estimates and assumption, including the amount of recoverable reserve and estimates of future capital expenditure. The Company’s units of production calculation is based on life of mine gold production. As the Company updated its estimate regarding the expected units of production over the life of the mine amortization under the units of production basis will change. Recoverable reserves increased at the beginning of 2012, resulting in a decrease in units of production amortization for the year.

Mine rehabilitation provision

Management assesses the Company’s mine rehabilitation provision annually. Significant estimates and assumptions are made in determining the provisions for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and cost of rehabilitation activities, technological changes, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in future actual expenditures differing from the amounts currently provided. The provision at the balance date represents management’s best estimate of the present value of the future rehabilitation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability.

Impairment of assets

Management assesses each cash generating unit at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted by an appropriate discount rate to determine the net present value. Management has assessed its cash generating units as being all sources of mill feed through a central mill, which is the lowest level for which cash flows are largely independent of other assets.

Production start date

Management assesses the stage of each mine development project to determine when a mine moves into the production stage. The criteria used to assess the start date of a mine are determined based on the unique nature of each mine development project. The Company considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production phase. Some of the criteria include, but are not limited to, the following:

•                  the level of capital expenditure compared to construction cost estimates;

•                  completion of a reasonable period of testing of the mine plant and equipment;

•                  ability to produce metal in saleable form; and

•                  ability to sustain ongoing production of metal.

When a mine development project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalizable costs related to mining asset additions or improvements, underground mine development or mineable reserve development. It is also at this point that depreciation/amortization commences.

Fair value of stock options

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in Note 4(q) to the Company’s Annual Consolidated Financial Statements. The fair value of the options granted is measured using the Black-Scholes model, taking into account the terms and conditions upon which the options are granted. The calculation requires the use of estimates and assumptions. As there were no historical data available for determination of the fair value of the stock options granted, the Company developed its assumptions based on information available in the mining industry using comparable companies operating in the gold sector.

Functional currency

The functional currency of each of Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The functional currency of the corporate office is Canadian Dollars and the functional currency of all other entities within the group is U.S. Dollars. Functional currency of each entity was determined based on the currency that mainly influences sales prices for goods and services, labour, material and other costs.

The Company’s corporate entity changed its functional currency from the Canadian dollar to the United States dollar as of January 1, 2012. Per IAS 21, an entity’s functional currency should reflect the underlying transactions, events, and conditions relevant to the entity. Based on management’s evaluation taking into consideration the currency of the main sources of income, intercompany charges, significant capital projects, source of funding of expenditures, the currency in which cash and cash deposits are maintained as well as the currency of corporate office expenditures, the functional currency of the corporate entity is determined to be the United States dollar. The change in functional currency has been accounted for prospectively.

CHANGE IN ACCOUNTING POLICIES

Inventory valuation

Effective January 1, 2012 the Company changed its method of measuring and recording the cost of stockpile, gold in circuit and gold bullion inventory. The new policy measures and records the costs associated with stockpile, gold in circuit and gold bullion inventory based on recovered ounces of gold. Under the previous policy, stockpile, gold in circuit and gold bullion costs were measured and recorded based on tonnes. The new policy better matches revenue and expenses as compared to the former policy because it attaches higher costs to the higher grade ore and charges more costs to the income statement during periods that higher grade ore is processed and sold. Management believes that the change in accounting policy for inventory valuation better matches the income statement and provides a more reliable measurement of the stockpile, gold in circuit and gold bullion inventory.

The change in accounting policy has been applied retroactively as it is shown in the Note 4 to the Company’s Annual Consolidated Financial Statements.

Depreciation

In line with the change in the method of measuring and recording inventory, the Company changed its accounting policy regarding units of production depreciation as of January 1, 2012. Under the previous method, units of production fixed assets were amortized over life of mine tonnes processed. The new policy is based on recovered ounces of gold. Management believes that the change in accounting policy for units of production depreciation better matches revenue and costs.

The change in accounting policy has been applied retroactively as it is shown in the Note 4 to the Company’s Annual Consolidated Financial Statements.

ADOPTION OF NEW ACCOUNTING STANDARDS

Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. The Company has performed a preliminary assessment of the impact of adopting IFRIC 20 on its consolidated financial statements indicating that we will capitalize waste stripping costs, which are not permitted under our current accounting policy.  Based on our analysis, we expect that our restated 2012 financial statements will show an increase in property, plant and equipment, a decrease in inventory and an increase in profit. The quantum of these changes is currently under review in preparation of our first quarter 2013 report.

NON-IFRS FINANCIAL MEASURES

The Company provides some non-IFRS measures as supplementary information that management believes may be useful to investors to explain Teranga’s financial results. “Average realized price” is a financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold and silver sales. Average realized price excludes from revenues unrealized gains and losses on non-hedge derivative contracts. The average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

“Total cash cost per ounce sold” is a common financial performance measure in the gold mining industry but has no standard meaning under IFRS. The Company reports total cash costs on a sales basis. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is considered the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measure of other companies.

“Total depreciation and amortization per ounce sold” is a common financial performance measure in the gold mining industry but has no standard meaning under IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total cash costs per ounce sold and total depreciation per ounce sold are calculated as follows:

		Three months ended		Twelve months ended
		December 31,		December 31,
		2012	2011	2012	2011
			restated		restated
Gold produced	oz	71,804	36,695	214,310	131,461
Gold sold	oz	71,604	34,665	207,814	137,136

Cost of sales (1)	$(’000)	63,302	25,755	179,323	133,043
Less: depreciation and amortization	$(’000)	(17,953)	(8,676)	(52,660)	(35,035)
Less: realized oil hedge gain	$(’000)	(365)	(481)	(1,936)	(2,009)
Add: non-cash inventory movement	$(’000)	346	516	6,377	902
Less: other adjustments	$(’000)	(689)	10,924	(816)	10,331
Total cash costs	$(’000)	44,642	28,038	130,288	107,232
Total cash costs per ounce sold	$/oz	623	809	627	782

Depreciation and amortization	$(’000)	17,953	8,676	52,660	35,035
Non - cash inventory movement	$(’000)	(346)	(516)	(6,377)	(902)
Total depreciation and amortization	$(’000)	17,607	8,160	46,283	34,133
Total depreciation and amortization per ounce sold	$/oz	246	235	223	249

Total production costs per ounce sold	$/oz	869	1,044	850	1,031

(1)  Total cash costs per ounce sold for each quarter of 2011 were restated to comply with the Company’s new accounting policies for measuring and recording ore stockpile costs, and reporting total cash costs after inventory movement, in line with the Company’s accounting policies and industry standards.

OUTSTANDING SHARE DATA

The Company’s fully diluted share capital as at the report date was:

Outstanding
Ordinary shares	245,618,000
Stock options granted at an exercise price of $3.00 per option	17,139,167
Fully diluted share capital	262,757,167

TRANSACTIONS WITH RELATED PARTIES

Equity interests in related parties

Details of percentages of ordinary shares held in subsidiaries are disclosed in Note 39 to Company’s Annual Consolidated Financial Statements.

Transactions with key management personnel

Details of key management personnel compensation are disclosed in the Note 38 to the Company’s Annual Consolidated Financial Statements.

No loans were made to directors or director-related entities during the year.

Transactions with other related parties

There was zero balance outstanding to related parties as at December 31, 2012.

Shareholdings

Teranga’s 90 percent shareholding in SGO, the company operating the Sabodala gold mine, is held 89.5 percent through Mauritius holding company, Sabodala Gold Mauritius Limited (“SGML”), and the remaining 0.5 percent by individuals nominated by SGML to be at the board of directors in order to meet the minimum shareholding requirements under Senegalese law. On death or resignation, a share individually held would be transferred to another representative of SGML or added to its current 89.5 percent shareholding according to the circumstances at the time.

CEO/CFO CERTIFICATION

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

The Company’s CEO and CFO certify that, as December 31, 2012, the Company’s DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others, particularly during the period in which the interim filings are being prepared; and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. They also certify that the Company’s ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP. The control framework the Company’s CEO and CFO used to design the Company’s ICFR is COSO. There is no material weakness relating to the design of ICFR. There is no limitation on scope of design as described in paragraph 3.3 of NI 52-109.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of December 31, 2012 by the Company’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that, as of December 31, 2012, the Company’s DC&P are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is summarized and reported within the time periods specified therein. The Company’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of its internal control over financial reporting. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2012. There is no limitation on scope of design as described in paragraph 5.3 of NI 52-109. There has been no change in the Company’s ICFR that occurred during the year ended December 31, 2012 which has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

RISKS AND UNCERTAINTIES

The Company is subject to various financial and operational risks and uncertainties that could have a significant impact on profitability and levels of operating cash flow. These risks and uncertainties include, but are not limited to: fluctuations in metal prices (principally the price of gold), capital and operating cost estimates, borrowing risks, production estimates, need for additional financing, uncertainty in the estimation of mineral reserves and mineral resources, the inherent danger of mining, infrastructure risk, hedging activities, insured and uninsured risks, environmental risks and regulations, government regulation, ability to obtain and renew licenses and permits, foreign operations risks, title to properties, competition, dependence on key personnel, currency, repatriation of earnings and stock exchange price fluctuations.

COMPETENT PERSONS STATEMENT

The technical information contained in this Report relating to the mineral reserve estimates within the Sabodala, Sutuba, Niakafiri and Gora deposits and the Stockpiles, is based on information compiled by Julia Martin, P.Eng., MAusIMM (CP), a full time employee with AMC Mining Consultants (Canada) Ltd., is independent of Teranga, is a “qualified person” as defined in NI 43-101 and a “competent person” as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms. Martin has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms Martin has reviewed and accepts responsibility for the reserve estimates disclosed above. Ms Martin has consented to the inclusion in the report of the matters based on her information in the form and context in which it appears in this Report.

The technical information contained in this Report relating to the mineral resources is based on information compiled by Ms. Patti Nakai-Lajoie, who is a Member of the Association of Professional Geoscientists of Ontario.  Ms. Patti Nakai-Lajoie is full time employee of Teranga and is not “independent” within the meaning of National Instrument 43-101.  Ms. Patti Nakai-Lajoie has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms. Patti Nakai-Lajoie is a “Qualified Person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects.and she consents to the inclusion in the report of the matters based on her information in the form and context in which it appears in this Report.

The technical information contained in this Report relating to exploration results is based on information compiled by Mr. Martin Pawlitschek, who is a Member of the Australian Institute of Geoscientists.  Mr. Pawlitschek is a consultant of Teranga and is not “independent” within the meaning of National Instrument 43-101.  Mr. Pawlitschek has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Mr. Pawlitschek is a “Qualified Person” in accordance with NI 43-101 and he consents to the inclusion in the report of the matters based on his information in the form and context in which it appears in this Report.

CORPORATE DIRECTORY

Directors

Alan Hill, Executive Chairman

Richard Young, President and CEO

Christopher Lattanzi, Non-Executive Director

Oliver Lennox-King, Non-Executive Director

Alan Thomas, Non-Executive Director

Frank Wheatley, Non-Executive Director

Senior Management

Alan Hill, Executive Chairman

Richard Young, President and CEO

Mark English, Vice President, Sabodala Operations

Paul Chawrun, Vice President, Technical Services

Navin Dyal, Vice President and CFO

David Savarie, Vice President, General Counsel & Corporate Secretary

Kathy Sipos, Vice President, Investor & Stakeholder Relations

Macoumba Diop, General Manager and Government Relations Manager, SGO

Registered Office

121 King Street West, Suite 2600

Toronto, Ontario, M5H 3T9, Canada

T:+1 416 594 0000

F: +1 416 594 0088

E: generalmailbox@terangagold.com

W: www.terangagold.com

Senegal Office

2K Plaza

Suite B4, 1er Etage

sis la Route due Meridien President

Dakar Almadies

T: +221 338 693 181

F: +221 338 603 683

Auditor

Deloitte & Touche LLP

Share Registries

Canada: Computershare Trust Company of Canada

T: +1 800 564 6253

Australia: Computershare Investor Services Pty Ltd

T: 1 300 850 505

Stock Exchange Listings

Toronto Stock Exchange, TSX symbol: TGZ

Australian Securities Exchange, ASX symbol: TGZ

For further information please contact:  Kathy Sipos, Vice-President of Investor Relations:

T: +1 416 594 0000

E: ksipos@terangagold.com